December 28, 2020
CORRESPONDENCE VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attention: SiSi Cheng
Anne Mcconnell
Sergio Chinos
Asia Timmons-Pierce

Re: Kratos Defense & Security Solutions, Inc.
Form 10-K for Fiscal Year Ended December 29, 2019
Filed February 24, 2020
Form 8-K Filed October 29, 2020
File No. 001-34460

We are providing to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) the response of Kratos Defense & Security Solutions, Inc. (the “Company,” “Kratos” or “we”) to the comments in your letter dated December 14, 2020 regarding the Company’s Form 10-K for the fiscal year ended December 29, 2019, filed with the SEC on February 24, 2020, and the Company’s Form 8-K filed on October 29, 2020. For your convenience, we have reproduced your comments in bold below.

Form 8-K Filed October 29, 2020

Exhibit 99.1

1. We note throughout your earnings release you present non-GAAP financial measures with greater prominence than the most directly comparable GAAP measure. For example, we note you consistently present Adjusted EBITDA before GAAP measures, you discuss Adjusted EBITDA without any discussion of net income, and you discuss Adjusted EPS before you discuss GAAP EPS. We also note that you discuss forecasted Adjusted EBITDA and Free Cash Flow in your Financial Guidance section without a corresponding discussion of the most directly comparable forward-looking GAAP measures. Please revise your disclosures to comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, we respectfully acknowledge that we are required to present the most directly comparable GAAP measures, with equal or greater prominence, when including non-GAAP financial measures in the discussion of our operating results. We have historically presented the Company’s consolidated Adjusted EBITDA and comparable GAAP measures, including Operating Income and Net Income, followed by the Company’s operating results by segment. Since there is no Net Income reportable measurement by segment, our discussion of segment operating results includes Adjusted EBITDA by segment and Operating Income by segment, which is the most directly comparable GAAP measure. Our tabular disclosure of non-GAAP financial measures has consistently been reported following the tabular presentation of GAAP financial measures and our operating results discussion includes Adjusted EPS and GAAP EPS within the same paragraph.

Although we have historically endeavored to present our non-GAAP and GAAP performance measures with equal prominence, in future earnings releases and other filings, we will revise the order of such disclosures, where necessary, to ensure that the non-GAAP financial measures do not precede the most directly comparable GAAP measures.

Our Financial Guidance section typically includes a discussion of the Company’s Revenue, Adjusted EBITDA and Free Cash Flow guidance because we believe that our investors consider those measurements to be the most meaningful indicators of the Company’s future performance. We have historically not included a discussion of the forecasted comparable GAAP financial measures because those measures have not been considered as meaningful and, in many cases, their components have already been reported. For example, the difference between the Company’s Adjusted EBITDA and Operating Income has historically been due to non-cash amortization costs, non-cash stock compensation expense and depreciation expense, which are considered to be non-operating in nature. Each of these non-cash or non-operational items of amortization costs, stock compensation expense and depreciation expense are disclosed in the Company’s financial statements. In addition, because we have historically reported both the forecasted capital expenditures and Free Cash Flow, the corresponding forecast of Operating Cash Flow in accordance with GAAP is effectively provided since Free Cash Flow is comprised of Operating Cash Flow minus capital expenditures. Since the Company is currently building certain unmanned aircraft prior to customer contract award, we believe that the forecast of Free Cash Flow is more relevant to our investors as the ultimate balance sheet classification of these investments could change once expected customer orders and the nature of the contract terms can be determined. For instance, these investments may either be classified as inventory or capital expenditures, which would impact operating cash flow and capital expenditures, respectively. Therefore, by providing forecasted Free Cash Flow, the ultimate classification of these investments will not have an impact on the forecasted amounts as the ultimate classification as inventory or capital expenditures would be captured in the forecast of Free Cash Flow. We discuss the computation of Free Cash Flow in our prepared remarks during the earnings conference calls.

Although we believe that we have historically provided all of the necessary elements to compute the comparable GAAP forecasted performance metrics, in future earnings releases and other filings, we will expressly provide, with equal or greater prominence, the corresponding forecasted Operating Income, Net Income and Operating Cash Flow when forecasted Adjusted EBITDA and Free Cash Flow are reported, as well as quantitative reconciliations between such non-GAAP forward-looking measures and the most directly comparable forward-looking GAAP measures.

2. We note that you have elected to disclose what appears to be a key performance indicator, your book to bill ratio. Please disclose how you compute the book to bill ratio and explain the significance of this ratio in understanding your business. Refer to the metrics guidance set forth in SEC Release No. 33-10751.

Response:

In response to the Staff’s comment, the book to bill ratio is considered a key performance indicator in our industry as it provides investors with a measure of the amount of bookings or contract awards as compared to the amount of revenues that have been recorded during the period, and provides an indicator of how much of the Company’s backlog is being burned or utilized in a certain period (i.e., a book to bill ratio of less than 1 to 1 would indicate that contract backlog is being burned at a greater rate than the amount of current period booking awards). The book to bill ratio is computed as the number of bookings or contract awards in the period divided by the revenues recorded for the same period. The computation does not typically include underlying estimates or assumptions.

In future earnings releases and other filings that include this performance indicator we will provide a definition of how the metric is computed and a statement indicating the reasons why the metric provides useful information to investors and how management uses the metric in monitoring the performance of the business.

3. We note that you present adjusted income from continuing operations and adjusted income from continuing operations per diluted common share. We also note your disclosure that you use the estimated cash tax provision in computing income tax expense to reflect the benefit from the utilization of net operating losses. Since it appears to us that these are non-GAAP performance measures, as they do not appear to fully comply with the requirements for liquidity measures, it appears to us that your determination of income tax expenses related to these measures does not comply with Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your non-GAAP financial measures to comply with Question 102.11 or explain why you believe your current measures are appropriate.

Response:

In response to the Staff’s comment, we believe that our presentation of adjusted income from continuing operations per diluted common share using the estimated cash tax provision is appropriate in accordance with the guidance provided in Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures because we believe that the non-GAAP per share performance measure is meaningful from an operating standpoint. We believe our income from continuing operations adjusted for non-operational items such as depreciation, amortization, stock-based compensation, foreign transaction gains and losses and acquisition and restructuring related items is a meaningful measure of our operating performance. Since the Company has extensive Net Operating Losses (NOLs) and, as a result, its GAAP tax expense can fluctuate materially from period to period due to tax adjustments that may not be directly related to underlying operating performance or to the current period of operations and may not necessarily reflect the impact of utilization of the Company’s NOLs, we believe that it is meaningful to present the per share measure as an operating performance measure. Note that we do not discuss adjusted income from continuing operations in our earnings release; that amount is simply included in the financial reconciliation tables as a component of the per share measure. We have included a reconciliation of the non-GAAP financial measure, with a presentation of the equivalent per share data, to GAAP income from continuing operations before income taxes. While the GAAP per share data is made available in the unaudited condensed consolidated statements of operations, in future earnings releases and other filings, we will provide a direct reconciliation of the per share GAAP and Non-GAAP figures, which will include any adjustments to income taxes as a separate line item labelled as “Adjustments for income taxes on non-GAAP measure” in accordance with Question 102.11. Any adjustments to income taxes will be computed and included on a basis commensurate with the non-GAAP measure of profitability.

4. We note that you disclose Adjusted EBITDA for each reportable segment. Please provide reconciliations to the most directly comparable GAAP measure, which appears to be segment operating income, as required by Item 10(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, we will provide a reconciliation of the segment operating income to segment Adjusted EBITDA in future filings.

Form 10-K Filed February 24, 2020

General

5. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the choice of forum provision in the Company’s Second Amended and Restated Bylaws does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company further respectfully advises the Staff that it will reference such inapplicability in its future disclosures relating to the choice of forum provision.

If you have any further questions, please feel free to contact me at (858) 812-7321.

Sincerely,

/s/ Deanna H. Lund

Deanna H. Lund
Executive Vice President and Chief Financial Officer

Cc: Kratos Senior Vice President and General Counsel – Marie Mendoza